Laurie A. Cerveny

Direct Phone:	617.951.8527
Direct Fax:	617.345.5079

laurie.cerveny@bingham.com

September 24, 2009

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE, Mail Stop 3561

Washington, DC  20549

Re:                Prospect Acquisition Corp. - Registration Statement on Form S-4

Dear Sir or Madam:

Enclosed is a registration statement on Form S-4 filed by Prospect Acquisition Corp., a special purpose acquisition company (“Prospect”), in connection with Prospect’s previously announced proposed acquisition of Kennedy-Wilson, Inc. (the “Merger”).  The Form S-4 will register the securities to be issued by Prospect as consideration in the Merger, and includes a proxy statement to be delivered to Prospect stockholders and warrant holders in connection with their approvals of the transaction.

Please be advised that Prospect, pursuant to the terms of its amended and restated certificate of incorporation, must complete a business combination on or prior to Friday, November 13, 2009.  Accordingly, we very much appreciate your prompt attention to this matter.

Please call me at the number above, or in my absence, Floyd Wittlin, at 212-705-7466, if you have questions or wish to discuss.

Sincerely yours,

/s/ Laurie A. Cerveny
Laurie A. Cerveny

cc: James Lopez, Legal Branch Chief